Exhibit 107

The prospectus supplement to which this Exhibit is attached is a final prospectus for the related offering. The maximum aggregate offering price of that offering is $74,999,925.36 (or up to $86,249,925.36 aggregate offering price if the underwriters’ overallotment option to purchase additional shares of Common Stock is exercised in full).